U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       INTERNATIONAL CIGAR HOLDINGS, INC.
                       ----------------------------------
           (Name of Small Business Issuer as specified in its charter)



           DELAWARE                                      65-0833041
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

      98 Mill Plain Road; Danbury, CT                       06811
--------------------------------------------------------------------------------
  (Address of principal executive offices)                (Zip Code)


Issuer's telephone number, including area code           800-933-5949
                                                         ------------

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of class)

DESCRIPTION OF BUSINESS
-----------------------

THE COMPANY

Tungsten International, Inc. (the "Company") was incorporated under the laws of the State of Delaware on February 3, 1997. On April 13, 1998, the Company purchased 100% of the issued and outstanding shares of Ambra Cigar, Inc. (formerly known as International Cigar Holdings, Inc.), a Delaware corporation, from its shareholders in exchange for 6,049,524 shares of the Company's common stock. The name of the Company was then changed to International Cigar Holdings, Inc.

The Company has sustained substantial losses from continuing operations since its inception. As of March 31, 1999, the Company had a net deficiency in working capital of approximately $588,300. The description of the Company and its operations contained in this Form 10-SB, including the consolidated financial statements of the Company, have been presented assuming that the Company will continue as a going concern. The Company's losses and deficiency in working capital raise substantial doubt about its ability to continue as a going concern. Recoverability of a major portion of the reported asset amounts shown in the Company's financial statements is dependent upon the success of future operations of the Company and the continued funding of cash needs by its shareholders. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Ambra Cigar, Inc. owns 97.8% of the outstanding shares of U.S. Cigar Distributors, Inc., a Florida corporation ("U.S. Cigar"). Both U.S. Cigar and Ambra Cigar, Inc. were established in 1996 by Juan A. Vega, Sr. and John J. Kelly. As a result of these transactions, Ambra Cigar, Inc. is now a wholly owned subsidiary of the Company and Ambra Cigar, Inc. owns 97.8% of U.S. Cigar.

Mr. Kelly is the President, Treasurer and Assistant Secretary of the Company. The Company's principal offices are located at 98 Mill Plain Road, Suite 301, Danbury, CT 06811 and its telephone number is (800) 933-5949. Until March 31, 1999, the Company was located in Miami, Florida. All references to the operations of the Company refer to the operations of the Company and its direct and indirect subsidiaries.

The Company has voluntarily elected to file this Form 10-SB. The Company thereby intends to facilitate the trading of its common stock pursuant to Section 15(c) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 15c2-11 promulgated thereunder. If the Company's obligation to file reports pursuant to the Exchange Act is suspended, the Company has not yet determined whether or not it will voluntarily file those reports.

The Company has been in the cigar business since October 1996 and has a limited operating history. The Company has completed only one and one-half years of operations. The Company's operations presently consist of distributing cigars to a major distribution company, Swisher International, Inc., and selling tobacco leaf to cigar manufacturers. In attempting to generate material revenues in these activities, the Company will attempt to obtain sales orders from certain retailers, act as a commission agent for Swisher, sell excess Don Pepe cigar inventory, institute a marketing plan that includes telemarketing, hire additional sales persons, develop a web page, reach agreements with upscale catalogs to carry its brands, and seek second and third level retail distributors to diversify its channels of distribution. The Company expects sales to be generated by the end of 1999 and to have quarterly sales activity going forward.

The Company has developed an association with a cigar manufacturer that has a long-standing tradition in the premium cigar and leaf tobacco business. The Suerdieck Group consists of two companies, Agro Comercial Fumageira, S.A. and Suerdieck Charutos, Ltda. (collectively referred to as "Suerdieck"). Suerdieck manufactures Don Pepe long filler, hand made premium cigars, in the state of Bahia, Brazil. The Company has an exclusive distribution agreement with Suerdieck for its cigars and other products, including cigar wrappers, in North America. The Suerdieck family has been one of the leading producers of premium tobacco leaf for premium cigars and hand and machine made cigars for over 100 years in the prime tobacco-growing region of Bahia, Brazil. Suerdieck's hand made and machine made cigars and cigarillos have been sold in the United States and Canada for over 20 years and in Europe since the late 1800's. In Brazil, Suerdieck's share of the cigar market is over 60%. Suerdieck produces over 90% of the Sumatra seed wrapper exported from Brazil to the United States and Europe. Don Pepe has been advertised in numerous magazines, including Cigar Aficionado, Tobacconist, Smoke, and Smoke Shop. The Don Pepe brand has been featured in various articles as the leader in premium cigar products from Brazil.

The Company will continue to work with Suerdieck in Brazil and other significant producers and distributors of fine cigars and cigarillos to increase production of premium cigars to sell in the markets in which the Company operates. In North America, The Company now distributes all of the Suerdieck products, including wrapper, filler, premium cigars and cigarillos pursuant to a distribution agreement dated December 18, 1997. The distribution agreement is for a term of 10 years, with an automatic 5-year extension at the Company's option and a renegotiable term of ten years. Suerdieck is the largest producer of premium cigars in Brazil with over 60% of the domestic market. Their wrapper is grown from Sumatra seed and produces a very high value light wrapper. This wrapper is believed to make cigars like Suerdieck's premier brand, Don Pepe, a superior hand made cigar.

The Company also has an exclusive distribution agreement with Swisher International, Inc. ("Swisher") for the distribution of Don Pepe and a non-exclusive distribution agreement for the distribution of flavored brands under the Palomitas name. The Swisher distribution and sales agreement started in February 1997 and runs until February 2001 with renewal clauses. The first contract allowed Swisher to purchase up to $2,500,000 of products per year. Sales under this agreement were $444,511 and $496,445 in the fiscal years ended June 30, 1997 and 1998, respectively. There were no sales under this agreement in the nine month period ended March 31, 1999.

The Company is also considering distributing products of the Havana Sunrise Group ("Havana Sunrise"), which has developed a niche market for its high-end premium hand made cigars. Although the Company and Havana Sunrise have had several discussions, no preliminary or other agreements or understandings have been reached. Havana Sunrise is known for producing a product that has received excellent reviews and normally retails for prices ranging from $8.00 to $16.00, which is the middle to high end of the retail prices for quality premium cigars. Havana Sunrise has established a facility in the Dominican Republic that will be the manufacturing site for a line of premium products that may, if an agreement with Havana Sunrise is concluded, be sold by the Company in Brazil, Argentina, Chile and Canada. These products will be positioned in the middle to low end of the retail prices for quality premium cigars. In addition, the Company may expand sourcing from Central America and the Dominican Republic with the acquisition of production capacity in those countries.

There is no assurance that these measures will increase the supply of cigars or that they will be sufficient to enable the Company to meet any future demand for its cigars. Any material inability of the Company to expand its current means of supply in a timely manner could have a material adverse effect on the Company's business, including the loss of sales.

The Company plans to add additional sales personnel to sell and distribute cigars from Brazil, Central America, and the Dominican Republic. If the Company is able to raise sufficient funds in the future, it may also pursue the acquisition of distributors in certain key markets in North America and in Brazil. The Company's main market focus will be in the $3.00 to $8.00 range for premium hand made cigars. No preliminary or other agreements or understandings have been reached with respect to such sales personnel or distributors.

The Company's main market focus will be both the premium hand made cigars and machine made cigars and cigarillos. In the premium cigar market we will focus on units that retail for between $3.00 and $8.00. In the machine made business we will focus on flavored and unflavored cigars and cigarillos that will retail between $.25 and $1.25 per unit. If the Company is successful in raising the necessary funding, the Company's business plan contemplates an investment in machinery and raw materials to expand the capabilities for producing the machine-made cigars and cigarillos.

The Company will need to raise significant additional funds to accomplish its goals as discussed herein. There are no preliminary or other agreements or understandings between the Company and its officers, directors or affiliates or lenders with respect to any such financing. The Company may seek loan financing to either replace current debt or to purchase cigar-making equipment. If it chooses to raise money through loan financing, the Company would be subject to all of the risks associated with such activities, including being bound by burdensome covenants, fluctuating interest rates, and liens on assets. If the ratio of indebtedness to capital grew too large, the Company's operations might be materially adversely affected by its debt burden.

There are currently no preliminary or other plans, proposals, arrangements or understandings with respect to the issuance of additional securities by the Company.

FORWARD-LOOKING STATEMENTS. When used in this Form 10SB filing, the words "believe", "should", "would" and similar expressions which are not historical are intended to identify forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, expectations with respect to the results for the next fiscal year, the Company's beliefs about trends in the cigar industry and its views about the long-term future of the industry and the Company, its plan to address the Year 2000 issue, the costs associated therewith and the results of Year 2000 non-compliance by the Company or one or more of its customers, suppliers or other strategic business partners. In addition to factors that may be described in the Company's other Securities and Exchange Commission filings, the following factors among others, could cause the Company's financial performance to differ materially from that expressed in any forward-looking statements made by, or on behalf of, the Company: (i) changes in consumer preference resulting in a decline in the demand for and consumption of cigars; (ii) sustained inventory imbalances at the retailer/wholesaler level; (iii) an inability on the part of the Company to increase its production of premium cigars as a result of, among other things, a shortage of raw materials; (iv) an increase in the price of raw materials; (v) additional governmental regulation of tobacco products or further tobacco industry litigation; (vi) enactment of new or significant increases in existing excise taxes on cigars and tobacco products; and (vii) difficulties, delays or unanticipated costs in achieving Year 2000 compliance or unanticipated consequences from non-compliance by the Company or one or more of its customers, suppliers or other strategic business partners. The Company does not undertake any responsibility to update the forward-looking statements contained in this From 10SB filing.

                                  RISK FACTORS
                                  ------------

The primary risks to which the Company is subject include those listed below.

LIMITED OPERATING HISTORY. The Company has been in the cigar business since October 1996 and has a limited operating history. The Company has completed only one and one half years of operations. The Company's operations consist of distributing cigars and tobacco leaf. There is no assurance that the Company will be able to sell enough of its products to ensure a profit. The Company must be considered subject to all the risks inherent in any newly formed business, including the absence of a long, profitable operating history, lack of market recognition and limited banking and financial relationships. In addition, the Company's business plan and operating strategy involve expansion in the cigar business, which is highly competitive and typified by well established and better financed companies with long established and a highly recognized market presence. There can be no assurance that the Company will be successful in completing its product development program, implement its corporate infrastructure to support operations at the levels called for in its business plan, conclude a successful sales and marketing plan to achieve significant penetration of the cigar market, or generate sufficient revenues to meet its expenses or to achieve and maintain profitability.

COMPETITION. The Company must compete with other companies whose business plans and objectives are similar to its own. The Company is aware of many other companies engaged in similar businesses, including Consolidated Cigar Corporation, General Cigar Company, U.S. Tobacco and Tabacalera de Espana, which have substantially greater resources and longer operating histories than it has.

DEPENDENCE ON KEY EXISTING AND FUTURE PERSONNEL. The Company's success will depend to a large degree upon the efforts and abilities of its officers and key management employees. The loss of the services of one or more of key employees could have a material adverse effect on the Company's business prospects and potential earning capacity. As its business plan is implemented, the Company will need to recruit and retain additional management and key employees in virtually all phases of its operations. There can be no assurances that the Company will be able to recruit or retain such new employees on terms suitable to it. The Company has no employment agreements with its current key personnel.

ADDITIONAL  FINANCING  REQUIRED - LACK OF  TRADITIONAL  FINANCING  SOURCES.  The
Company is pursuing an aggressive growth strategy, which will require substantially more funding than is currently available to it. There can be no assurance that all, or any part, of such additional financing will in fact be realized. The Company may seek such financing from sources such as bank financing or through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be no assurance that any such financing will in fact be available to the Company when needed or upon terms acceptable to the Company. The Company's current shareholders have indicated a willingness to continue to fund the Company as required. There are, however, no binding agreements or understandings with respect to any such loans or additional funding.

CURRENCY RISKS. There are possible currency risks associated with operations in countries such as Brazil that have in the recent past experienced high rates of inflation and devaluation. The Company will attempt to take prudent steps and policies to mitigate and reduce those risks based on its experience operating in those environments. However, no assurance can be given that those steps will be successful.

EFFECTS OF FLUCTUATIONS IN CIGAR COSTS AND AVAILABILITY. The Company purchases cigars, which are manufactured by suppliers outside the United States. The price and availability of these cigars are subject to numerous factors out of the Company's control, including weather conditions, foreign government policies, potential trade restrictions and the overall demand for cigars.

HISTORICAL DEPENDENCE ON TWO SUPPLIERS. In 1997 and 1998, the Company purchased approximately 100% of its cigars from one vendor, Suerdieck, who is a minority shareholder, and 100% of its tobacco leaf from one vendor, Agro Comercial Fumageira, S.A., who is a related party. Management of the Company believes that in the event of a change in the relationships with these vendors, other vendors with comparable merchandise are available at competitive prices.

HISTORICAL DEPENDENCE ON ONE CUSTOMER. Swisher, one of the largest cigar distributors in the United States, has accounted for over 80% of the Company's sales. The Company has expanded its customer base, but expects that sales to Swisher will continue to account for a substantial percentage of sales. Problems with Swisher could have a substantial adverse impact on the Company.

AGREEMENTS WITH SUERDIECK. In December, 1996, U.S. Cigar entered into a series of agreements with Suerdieck and members of the Suerdieck family, including a Shareholder's Agreement, Operational Agreement, Distribution Agreement for the distribution of cigars and tobacco products in North America. Additionally, the agreements give the Company the option to acquire 35% of the Suerdieck Group. The Company is currently in the process of renegotiating these agreements. Failure to renegotiate these agreements could seriously impact the distribution arrangement with Suerdieck.

DECLINING MARKET FOR PREMIUM CIGARS. According to industry sources, the cigar industry was in substantial decline from approximately 1973 to 1991. While premium cigar sales increased between 1991 and 1997, there has been a softening in the market since then due in part to the fact that many new companies entered the business and created an oversupply of premium cigars. The Company was fortunate to not have built up a substantial inventory, but Swisher, the Company's main distributor, has a large inventory. However, discussions with Swisher show that the market may start normalizing as inventories are reduced, prices firm, and demand resumes a more normal increase of approximately 5% per year. The decrease in cigar sales as well as the general decline in smoking followed the 1964 report of the United States Surgeon General. Numerous other subsequent studies stressed the link between smoking, and medical problems such as cancer, heart, and respiratory and other diseases. "No smoking" laws, ordinances and prohibitions on cigar smoking in certain cases may have adversely affected the sale of cigar products. The Company believes that these factors may continue to have an adverse effect upon the cigar industry in general and the Company's business in particular. The Company believes that a considerable percentage of the recent increase in cigar sales, especially with respect to premium cigars, is attributable to new cigar smokers attracted by the improving image of cigar smoking and the increased visibility of cigar smoking by celebrities. The Company can make no assurances that recent increases in cigar sales are indicative of long-term trends or that these new customers will continue to smoke cigars in the future.

RISKS RELATING TO SUPPLY OF CIGARS. The Company primarily sells moderately priced cigars that are hand-rolled or machine-made and use tobacco aged six months to two years. There is an abundant supply of tobacco available in a number of countries for the types of cigars the Company primarily sells. The Company also, however, sells a limited number of higher priced premium cigars that require longer-aged tobacco. The Company's ability to acquire cigars in the future may be constrained by a shortage of premium cigars made with longer-aged tobacco. At times, producers have suspended shipping certain brands of cigars when excessive demand results in a shortage of properly aged and blended tobacco. Accordingly, the Company cannot assure that increases in demand would not adversely affect its ability to acquire higher priced premium cigars.

DEMAND FOR CIGARS AND INVENTORY. While the cigar industry had experienced increasing demand for cigars during the last several years, in 1997 there was a noticeable drop in cigar sales. Several U.S. based cigar manufacturers have closed both their U.S. and offshore facilities. The Company believes that the excess cigar capacity has diminished but we cannot give any assurance that the trend will not continue. If the industry does not continue to grow or if the Company experiences a reduction in demand, the Company may temporarily accumulate inventory which could have an adverse effect on its business or results of operations.

SOCIAL, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN OPERATIONS AND INTERNATIONAL TRADE. The Company purchases virtually all of its premium cigars from manufacturers located in countries outside of the U.S., including Brazil. Social, political and economic conditions inherent in foreign operations and international trade may change, including changes in the laws and policies that govern foreign investment and international trade. To a lesser extent, social, political and economic conditions may cause changes in U.S. laws and regulations relating to foreign investment and trade. Social, political or economic changes could, among other things, interrupt cigar supply or cause significant increases in cigar prices. In particular, political or labor unrest in Brazil could interrupt the production of premium cigars, which would inhibit us from buying inventory. Accordingly, changes in social, political or economic conditions could have a material adverse effect on the Company's business.

LIMITED INSURANCE COVERAGE. The Company does not carry general liability, product liability or health hazard insurance. There is no assurance that the Company will be able to obtain product liability insurance, or if available, that it will be available on commercially reasonable terms. The Company could be subject to liability, which is not covered by insurance. The Company does have employee medical and dental insurance as well as required workers' compensation insurance.

RISKS ASSOCIATED WITH THE TOBACCO INDUSTRY.

REGULATION. The tobacco industry is subject to regulation at federal, state and local levels. Federal law has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the sale of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry, and the increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the United States Congress. Included are bills that would, if passed, (i) prohibit the advertising and promotion of all tobacco products or restrict or eliminate the deductibility of such advertising expenses; (ii) increase labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) shift regulatory control of tobacco products and advertisements from the FTC to the FDA; (iv) increase tobacco excise taxes; and (v) require tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, Congress has not passed any of these.

In August 1996, the FDA published a final rule on tobacco in the Federal Register in which it announced that nicotine is a drug and that it therefore has jurisdiction over nicotine-delivery products, including cigarettes and smokeless tobacco products, as medical devices. Specifically, the rule prohibits a variety of activities relating to the sale of cigarettes and smokeless tobacco. The provision prohibiting retailers from selling cigarettes, cigarette tobacco or smokeless tobacco to persons under the age of 18, and requiring retailers to check the photographic identification of every person under the age of 27 became effective on February 28, 1997. The FDA has also announced that, at some future point, it intends to apply additional requirements, potentially including registration, listing, premarket notification and approval, record keeping and reporting requirements, and good manufacturing practices. A number of tobacco companies and other entities have filed legal proceedings challenging the FDA's assertion of jurisdiction to regulate tobacco products. One tobacco company has proposed, as an alternative to FDA regulation of tobacco products, a more limited set of restrictions on cigarette sales and advertising aimed at curbing youth smoking. The Company is unable to predict the effect on its business and profitability of the FDA rules but, if upheld in court, such rules could have a material adverse effect on the operations of the Company. Although these regulations are not currently applicable to cigars, there can be no assurance that these regulations will not be extended to include cigars in the future.

In addition, the majority of states restricts or prohibits smoking in certain public places and restricts the sale of tobacco products to minors. Local legislative and regulatory bodies have also increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of the Company. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotion and requiring warning labels. As an example, the state of Texas has mandated that all cigars sold in the state have the chemical content of the cigars registered with the state.

Federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986. Although there is no federal law currently requiring that cigars or pipe tobacco carry such warnings, California has enacted legislation requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Violations of this law, known as Proposition 65, can result in a civil penalty not to exceed $2,500 per day for each violation. In addition, legislation recently introduced in Massachusetts would, if enacted, require warning labels on cigar boxes. Although similar legislation has been introduced in other states, no action has been taken. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on others who are not presently smoking (so called "second hand" smoke). There can be no assurance that regulations relating to second hand smoke will not be adopted or that such regulations or related litigation would not have a material adverse effect on the Company's results of operations or financial condition.

The U.S. Environmental Protection Agency (the "EPA") published a report in January 1993 with respect to the respiratory health effects of second hand smoke, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. Issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers. Also, a study recently published in the journal Science reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has issued reports describing research into cigars and health. The study and these reports could affect pending and future tobacco regulation and litigation. See "Litigation."

Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business.

LITIGATION. Historically, the cigar industry has experienced less health-related litigation than the cigarette and smokeless tobacco industries have experienced.

Litigation against the cigarette industry has historically been brought by individual cigarette smokers. In 1992, the United States Supreme Court in CIPPOLLONE V. LIGGETT GROUP, INC. ruled that federal legislation relating to cigarette labeling requirements preempts claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud, or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry have been generally unsuccessful. A jury in Florida, however, recently determined that a cigarette manufacturer was negligent in the production and sale of its cigarettes and sold a product that was unreasonably dangerous and defective, awarding the plaintiffs a total of $750,000 in damages.

Current tobacco litigation generally falls within one of three categories: class actions, individual actions (which have been filed mainly in the State of Florida) or actions brought by individual states generally to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies are vigorously defending these actions.

In May 1996, the Fifth Circuit Court of Appeals in CASTANO V. AMERICAN TOBACCO, ET AL. reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in Castano have recently been filed in many states.

There can be no assurance that there will not be an increase in health-related litigation involving tobacco and health issues against the cigarette industry or similar litigation in the future against the cigar industry. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against sellers of cigars could have a material adverse effect on the Company's business.

EXCISE TAXES. Cigars long have been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. The federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) is 12.75% of the manufacturer's selling price, net of the federal excise tax and certain other exclusions, capped at $30 per thousand cigars.

In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. Several state and federal jurisdictions have proposed significant increases in excise taxes on cigars, pipe tobacco, cigarettes and other tobacco products to fund health care programs. We believe that the volume of cigars sold could be dramatically reduced if additional excise taxes are enacted as part of the Administration's health care reform program. Future enactment of significant increases in excise taxes, such as those initially proposed by the Federal and state governments or other proposals not linked specifically to health care reform, would have a material adverse effect on the business of the Company. The Company is unable to predict the likelihood of the passage or the enactment of future increases in tobacco excise taxes.

Tobacco products are also subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco taxes. State cigar excise taxes generally range from 2% to 75% of the wholesale purchase price and are not subject to ceilings similar to the federal cigar excise tax.

CONTINUED CONTROL BY EXISTING STOCKHOLDERS. The Company was established by its principal stockholders who own 45.9% of the issued and outstanding shares of Common Stock of the Company. The three principal stockholders of the Company own an aggregate of 55% of the Company's common stock and will be in a position to control the affairs of the Company and any matters requiring a stockholder vote, including the election of directors, the amendment of its charter documents, the merger or dissolution of the Company and the sale of all or substantially all of its assets.

PREFERRED STOCK OF SUBSIDIARY. The Company beneficially owns 97.8% of U.S. Cigar, its operating subsidiary. Holders of preferred stock of U.S. Cigar are entitled to a preference upon liquidation which could substantially eliminate the Company's investment in U.S. Cigar.

UNCERTAIN ABILITY TO MANAGE GROWTH. As part of the business strategy, the Company intends to pursue rapid growth. Its ability to achieve planned growth depends upon a number of factors, including the Company's ability to hire and train management and other employees, the adequacy of its financial resources, its ability to identify new markets in which it can successfully compete and the Company's ability to adapt its purchasing and other systems to accommodate its expanded operations. In addition, planned expansion may not be achieved or we may not be able to manage successfully the expanded operations. Failure to manage growth effectively could adversely affect the Company's financial condition, results of operations and prospects.

POSSIBLE FAILURE TO OBTAIN LISTING OF COMMON STOCK AND MARKET ILLIQUIDITY. The Company intends to list its Common Stock on the National Association of

Securities Dealers OTC Bulletin Board, a stock exchange or internet listing service. In August and December, 1998, the Company borrowed an aggregate of $300,000 from John McGinnis, a non-affiliate. The note was guaranteed by the major shareholders of the Company. Because the Company was not so listed on December 2, 1998, the loan became due on demand and was increased to $330,000. At that time, Mr. McGinnis conveyed the note to Mercator Management Group, Inc. The lender has agreed to an extension of the term of the loan.

ABSENCE OF DIVIDENDS ON COMMON STOCK. The Company has not paid any dividends on any of its shares of Common Stock since its inception and does not currently anticipate paying dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

AUTHORIZATION OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. See "Description Of Securities."

ISSUANCE OF ADDITIONAL SHARES. The Board of Directors has the power to issue additional shares without shareholder approval. Any additional shares issued by the Company below their book value may have the effect of further diluting the interest of then current shareholders.

YEAR 2000 RISKS. The Company believes that it is Year 2000 compliance at the present time. Given the relatively small size of the Company's software systems, the Company uses standard software systems that are Year 2000 compliant. The Company does not expect any disruptions in its operations as a result of any failure by the Company to be in compliance.

The Company estimates that the cost of replacing non compliant hardware will not be material and will be carried out during Fiscal 1999 in the ordinary course of business. The Company's operating systems are commercially available. The cost to be upgraded to be fully compliant is estimated to be less than $10,000.

PRODUCTS AND MARKETS

The Company now markets the leading Brazilian brands Don Pepe, Iracema, and Palomitas. Don Pepe, a hand made long filler cigar, is produced in the six most popular size with the Double Corona as the largest, followed by a Robusto, Churchill, Petit Lonsdale, Half Corona, Slim Panatela and Small Cigar. This line is wrapped in light Sumatra seed leaf. Don Pepe premium cigars retail in the range of $2.00 to $6.00 for the larger sizes with the 10 pack of the small cigars selling for $11.00 a pack. Iracema is a maduro wrapper hand made long filler cigar that is offered in three basic mid sizes in the Lonsdales and Panatela ring sizes. Iracema retails for approximately 35% less than the Don Pepe line. Palomitas are little flavored cigarillos sold in packs of 20 units and 50 units with suggested retail prices of $6.00 and $15.00 respectively.

Current plans call for an expansion in the production of the Palomita products to meet increasing demand for the product in the marketplace. The flavors currently offered are clove, cherry and vanilla. Soon to be launched flavors are cognac, rum, whisky and bourbon. Consumers of the Company's flavored cigarillos praise the quality of the flavoring which is the result of using the best flavoring essences from a well known German company as well as the proprietary blend of premium filler tobacco with a binder of Sumatra homogenized paper imported from Germany and wrapped in Mata Fina wrappers grown in Brazil from Sumatra seed by Suerdieck.

The Company intends to launch the production expansion for machine made high quality cigars and cigarillos through a newly-formed majority-owned subsidiary. In addition, the Company is evaluating the feasibility of setting up a small factory in the United States to make certain machine made cigars and cigarillos to supplement the production from Brazil. Products will be standardized in order insured consistent product quality and presentation.

The Company's distribution rights for the Don Pepe brands as well as all of the other Suerdieck brands were acquired for 10 years with an automatic extension of 5 years that would allow the Company to re-orient its sourcing and sales should the agreement lapse without renewal. However, the Company also has an option agreement to acquire a significant equity position up to a voting majority control of Suerdieck.

While the significant projections have attracted many new competitors, the cigar industry has high barriers to entry for fully integrated producers due to high costs, long lead times required to create brand identity and support.

MARKETING AND SALES STRATEGY

WHOLESALE DISTRIBUTION

The Company will sell its products through selected master distributors such as Swisher and through tobacco stores and tobacco departments of large retail chains. In some markets, the Company will sell directly to certain retailers in order to obtain the widest possible sales coverage. Currently, the Company shares the costs of advertising with Swisher and Suerdieck/Brazil for the Don Pepe as the flagship line. The Company intends to launch a new campaign to promote other products using the effect of the Swisher and Suerdieck quality image.

ADVERTISING AND PROMOTIONS

The Company will support both wholesale and retail distribution of its cigars through advertising in numerous publications, including Cigar Aficionado, Tobacconist, Smokeshop, and Smoke magazines, along with general circulation oriented to the type of consumer who, the Company believes, would smoke premium cigars. To this end, the Company intends to use other marketing techniques that have been identified as contributing to the increased interest in premium cigars, including, but not limited to, the sponsorship of cigar smoking events. The Company will also use direct mail and promotions at points of sale and through the mails. The Company already participates in trade shows under Swisher's lead and support.

PRODUCTION AND MANUFACTURING

The Company's current lines of products are mainly hand-rolled in the Suerdieck facilities in Bahia, Brazil. The flavored cigarillos are currently sourced from the Suerdieck facilities in Cruz das Almas, Bahia, Brazil. All production and manufacturing adheres to a very strict corporate standard of quality in keeping with the Company's mission to deliver the highest quality products. The Company has established strict standards to maintain product integrity in the blending of the raw materials that identify its product.

The taste of the cigar is based on the quality and blend of the tobacco. The Company's premium cigars use a blend of fine aged tobaccos. After tobacco is grown, its is typically aged for a period of between 18 months to two years. The lasting fermentation and aging process release ammonia, which occur naturally in tobacco, and is believed to reduce the overall nicotine content in the tobacco. The time period for aging has been reduced in recent months due to the high demand for tobacco worldwide.

The particular tobacco blend for each of the Company's cigars is formulated to highlight the attributes of the source whether from Brazil or Central America. These blends usually involve two to four different tobacco types. Hand-made premium cigars use exclusively long filler premium aged tobacco leaf. The actual production process begins as each type of tobacco leaf is placed in different boxes at the rollers desk, and the roller works from a precise formula to fit the particular type of cigar he or she is making. The roller takes the leaves and presses them together in their hand, then places the leaves on a binder leaf (a flat elastic leaf of tobacco). The roller then rolls them together into a "bunch", cuts them to the appropriate length and places them on the bottom half of a wooden mold. After setting the upper half of the mold in place. the entire box is put into a screw press. The press operator will usually break down the press once, turn the "bunch" inside the mold and then re-box and press the "bunch" again. The total pressing time is approximately one hour. The roller removes the "bunch" and wraps it with the wrapper leaf (a supple, very elastic leaf that has been cut in half). Keeping constant pressure on the "bunch" and the wrapper, the cigar maker rolls the leaf around the "bunch" and applies a bit of vegetable glue to bond the wrapper leaf together at the head to prevent unraveling of the cigar.

Supervisors inspect every cigar by hand feeling the weight and looking for hard spots that can result in uneven burning. In addition cigars are weighted in bunches of 50 to assure consistency in weight. Significant variations can result in rejections. The finished cigars are then aged for at least another thirty days. The finished cigars are then packed in boxes designed to enhance presentation and protect the product.

Suerdieck manufactures our flavored cigars from short-filler tobacco using a proprietary flavoring process. The cigars are made from tobacco generated from the manufacture of the premium cigar brands. This tobacco is then combined, and flavored, and packaged for ultimate sale.

RAW MATERIALS

The Company's cigars and cigarillos are made from a combination of internally grown tobacco as well from selected tobaccos that are currently purchased from sources in Brazil. While the market for leaf has become very tight, the Company believes that its Brazilian Sumatra leaf makes it a strong competitor. The Company will emphasize quality and value in its product line.

COMPETITION

The tobacco industry in general, including the cigar industry, is dominated a small number of companies which are well known to the public. The Company believes that as a manufacturer of premium cigars, it competes with a smaller number of domestic and foreign companies that specialize in premium cigars, and certain larger companies that maintain premium cigar lines, including Consolidated Cigar Corporation, Culbro Corporation, General Cigar Company and U.S. Tobacco. There are also a few large foreign entities such as Tabacalera de Espana that have aggressively entered the United States markets through expansion of their presence and acquisitions. However, the market for premium cigars constitutes a small portion of the cigar market. No assurance can be given that the Company will continue to be able to compete effectively against these competitors or any other or existing or future competitors in any of its market segments.

The Company believes that smokers of premium cigars purchase cigars based on the perceived quality of the tobacco and the taste profile of the cigar. The process of producing premium cigars is not patented, but is based on the know-how and experience of master craftsmen who can identify, purchase, and roll tobacco into premium cigars. The Company expects that a reputation for producing fine premium hand made cigars will be an asset in the effort to manufacture and sell machine made cigars and cigarillos. It is also very critical that the Company produce a well-constructed cigar with excellent shelf life so together with good relationships with key distributors and tobacconists we project an image of quality, service, and consistency.

EMPLOYEES

The Company currently has one employee. Mr. Kelly is the Company's President, Treasurer, Assistant Secretary and Director. The Company will gradually add administrative, sales, and marketing staff to support the expansion plans as outlined. The Company will also engage personnel in Brazil to actively and effectively manage the planned investments.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings or pending lawsuits.

FACILITIES

The Company's corporate offices are locatd at 98 Mill Plain Road, Suite 301, Danbury, Connecticut. The Company sublets this space from John T. Kelly, a director, executive officer and principal shareholder of the Company. The Company occupies the space on a month-to-month basis at a rental of $1,250 per month. Until March 31, 1999, the Company's offices and warehouse, consisting of approximately 2,500 square feet, were located at 7440 S.W. 50th Terrace, Suite 107, Miami, Florida 33155.

INTELLECTUAL PROPERTY

The Company believes our success and ability to compete are dependent to a significant degree on our trademarks and licenses. The Company presently has a license from Suerdieck for a term of 10 years, with an automatic 5-year extension at its option and a renegotiable term of ten years at its option. for the Don Pepe and all the other Suerdieck brands.

The Company has no present intention to be used as a vehicle for a reverse acquisition. The Company has no present intention or potential to acquire or merge with a business or company in which the Company's promoters, Management or their affiliates or associates directly or indirectly have an ownership interest. The existing corporate policy of the Company would not permit such transactions as a result of an understanding among Management. Management is not aware of any circumstances under which this policy may be changed.

The Company may need to raise additional capital either through private placement of restricted stock and/or a public offering of its securities. There is no present or other understanding or agreement with a company to sell any securities.

REGULATORY MATTERS

Because the Company does not manufacture cigars in the United States, it is not subject to any U.S. licensing requirement. Similarly, the Company is not subject to any licensing or regulatory requirements in the state of Florida.

YEAR 2000 CONVERSION

The Year 2000 issue relates to the inability of certain computer software programs to properly recognize and process date-sensitive information relative to the Year 2000 and beyond. Without corrective measures, this issue could cause computer applications to fail or to create erroneous results. Incomplete or untimely resolution of the Year 2000 issue by the Company or by its key vendors, customers, suppliers or by other third parties could have a materially adverse impact on the Company's business in the future.

The Company has evaluated its Year 2000 compliance issues. The Company expects that all remediation issues will be completed during 1999 by upgrading its business information systems. There can be no assurance, however, that the systems of other parties upon which the Company's business relies, including vendors, customers, suppliers and other third parties, will be converted on a timely basis. The Company is not able at this time to ascertain the extent of any disruption caused by other parties.

The Company believes that the most reasonably likely worst case scenario which could occur with respect to Year 2000 is a delay in receiving payments on accounts receivable from customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION
---------------------------------------------------------

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sustained substantial losses from operations since inception, and has a net deficiency in working capital of approximately $588,300 at March 31, 1999. Management continues to pursue certain steps to address the going concern issue, including (a) obtaining sales orders from certain identified retailers; (b) acting as a commission agent for Swisher to sell the excess Don Pepe cigar inventory it has; (c) instituting a marketing program that includes telemarketing; (d) reaching an agreement with a series of upscale catalogs to carry its brands; (e) seeking second and third level retailer distributors to reduce its major reliance on one channel distribution; and (f) following up on contacts to sell product in Europe and other areas.

Management expects to have orders for product before the end of September 1999. The Company has a verbal agreement that will allow it to sell the excess inventory owned by a major cigar distributor at a commission. This will permit the Company to generate sales without the need for immediate working capital to obtain necessary inventory.

RESULTS OF OPERATIONS

Revenue declined from $2,250,000 in the fiscal year ended June 30,1997 to $600,000 for the fiscal year ended June 30, 1998. Revenue from the sale of tobacco leaf declined from $1,810,000 to $120,000 during the two periods, and revenue from finished cigars increased from $440,000 to $480,000 during the same periods. The decline in sales revenue between the two periods was due mainly to the Company's lack of sales effort and additional operational difficulties. The cost of sales for the 1998 fiscal year was $560,000, compared to $1,900,000 for the year-earlier period. Operating expenses were constant between the periods, at $315,000 for fiscal 1998 and $311,000 for fiscal 1997. The Company had net losses of $29,830 and $273,364 for the years ended June 30, 1997 and 1998, respectively, and accumulated deficits of $29,830 and $303,194 at June 30, 1997 and 1998, respectively. The Company's inventory dropped from $2,196 at June 30, 1997 to $128 at June 30, 1998. The Company is currently seeking outside sources of financing to fund development, operations and working capital. Should the Company be unable to obtain financing, our development and operations and ability to continue as a going concern will be materially affected.

In the nine month period ended March 31, 1998 the Company had no material revenues due to excess inventories of its product at the wholesale and retail levels. Swisher, which distributes the Company's cigars to other distributors, has a substantial inventory of the Company's cigars. Swisher will not take additional product until the inventory levels are reduced. In addition, management's efforts were directed to raising additional capital in order to expand the business to include the manufacture of machine made cigars. Other expenses during this period were mainly professional fees (legal and accounting) of $74,124 incurred in anticipation of a public offering for the Company, compared to $14,718 in the year-earlier period, and interest expense of $40,550, compared to zero in the year-earlier period.

LIQUIDITY AND CAPITAL RESOURCES

Even though the Company raised $350,000 in a private placement of convertible debt and equity, the Company has had diminishing working capital resources due to lack of sales as a result of an excess of premium cigar products in the marketplace. The Company has entered into discussions and preliminary agreements to expand its product lines and to expand its territory, therefore reducing its dependence on one major source of products and one major customer.

On September 2, 1998, the Company borrowed $300,000 from John McGinnis, which was personally guaranteed by the two principal shareholders of the Company. A portion of this cash was used to reduce current payables and pay expenses. The loan is convertible into 300,000 shares of Series A Convertible Preferred Stock of the Company. In connection with the loan, the Company issued a warrant entitling the holder to purchase up to 100,000 shares of common stock at $1.00 per share within two years of issuance. The Company defaulted on its obligations under the note in December, 1998, and the principal amount of the loan was increased to $330,000. In December, 1998, Mr. McGinnis assigned the obligation to Mercator Management Group, Inc. At that time, the conversion price of the preferred stock was reduced to $1.00. Messrs. Vega and Kelly each gave an option to Mr. McGinnis or his assign to purchase 25,000 shares at $.10 per share. These options expire in June, 2000. On February 22, 1999, the Company and the two principal shareholders of the Company were granted an extension of the maturity of the loan until April 15, 1999. As consideration for the extension, Messrs. Kelly and Vega each transferred 1,000,000 shares of common stock of the Company to Mercator. On March 15, 1999, Mr. Kelly purchased 50% of the note from
Mercator for $165,000 plus accrued interest and received a release from his obligations as guarantor and a return of 1,000,000 shares of common stock of the Company. Mr. Vega remains a guarantor of the note.

Currently, cash flow from operations is running at a deficit of approximately $25,000 a month.

MANAGEMENT'S RESPONSE AND PLAN OF ACTION

The Swisher agreement gave the Company an immediate foothold into a distribution network capable of servicing up to 250,000 outlets nationwide. However, the Company is aware that dependence on one major source of sales leaves its sales vulnerable to severe market changes. In addition, the Company further recognized that with Suerdieck as its major supplier of products, the Company was left exposed to supply disruptions in the event that Suerdieck would not be able to honor its production commitments. With this in mind, the Company is aggressively attempting to develop alternate sources of supply and widen its product offering as well as enlarge the scope of its sales territory outside the United States.

The Company's main objective is to broaden product sources by developing strategic alliances and acquiring sources through acquisitions. Additionally, the Company intends to develop its own in house manufacturing product portfolio such as quality premium machine made cigars and the fast growing segment of cigarillos, both flavored and unflavored. The Company also established our market presence with a Brazilian sourced product under the "Palomitas" name. This product suffered from low rates of production due to antiquated machinery.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as the date hereof, was known by us to own beneficially more than five percent (5%) of its Common Stock; (ii) the individual Directors of our Company and (iii) the Officers and Directors of our Company as a group. As of the date hereof, there are 10,999,133 common shares issued and outstanding.

TITLE OF   NAME AND ADDRESS OF                  AMOUNT AND NATURE OF    PERCENT
CLASS      BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP    OF CLASS

Common     Juan Antonio Vega, Sr.                   1,899,762             17.3%

Common     John J. Kelly                            3,149,762 (1)         28.6%

Common     Mercator Management Group, Inc. (2)      1,000,000              9.1%

Common     Tramdot Development Corp. (3)              664,840              6.0%

Common     Charles B. Trapp                           575,000 (4)          5.2%

Common     Officers and Directors                   3,149,762 (2)         28.9%
           as a group (1 individual)

(1)  Mr.  Kelly  owns  directly   1,199,762  shares  and  controls  directly  or
     indirectly through various family members 1,950,000 shares.

(2) Mercator Management Group, Inc., a Florida corporation, is in the business of investment banking.

(3) Tramdot Development Corp. is controlled by Shirley Diamond and her family and is in the real estate and investment business.

(4) Of these shares, 50,000 are issuable upon conversion of shares of Series A Convertible Preferred Stock.

Except as described above, each entity or person listed in this table has sole investment and voting power over the shares disclosed.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and current positions with our Company held by Directors, Executive Officers and Significant Employees. There is no immediate family relationship between or among any of the Directors, Executive Officers or Significant Employees and our Company is not aware of any arrangement or understanding between any Director or Executive Officer and any other person pursuant to which he was elected to his current position.

NAME                   POSITION WITH COMPANY
----                   ---------------------

John J. Kelly          President, Assistant Secretary, Treasurer and Director

JOHN J. KELLY, 50, is a principal shareholder of our Company and devotes at least 90% of his working time to the Company. He is a practicing attorney and the principal and managing partner of Strategic Management Investments, Inc., a Connecticut corporation dedicated to providing advisory services to small and medium size firms, both publicly and closely held. Mr. Kelly has 25 years experience in large industrial and manufacturing multinational concerns starting with Dun & Bradstreet as the accountant in S.E.C. compliance reporting. Later, Mr. Kelly worked in the Tax Department of American Can Company where he held the positions of Manager, International Tax; Director, Research and Planning; and Managing Director of Taxes. While in these positions, he worked directly on the tax aspects of acquisition diversification which changed the corporation from a packaging corporation to a conglomerate and later the spin-off of business entities that removed all aspects of packaging, specialty retail and consumer goods from the corporate entity. Mr. Kelly also worked as a Senior Manager for the public accounting firm of Coopers & Lybrand L.L.P. in its Stamford, Connecticut office. His clients included, among others, Tiffany's, Ciba Giegy, and Maxwell Communications. From April 1993 through September 1995, Mr. Kelly served as Chief Financial Officer, Member of the Board of Directors, and advisor to the principal shareholders of KW Control Systems, Inc. where he was responsible for restructuring the company, prevented bankruptcy, and successfully negotiated the sale of the company to Piller Inc. (a subsidiary of RWE) for four times book value. Until June 1996, he held the position of Vice President and General Manager of Piller when he left to return to private practice.

Until July, 1999, Mr. Vega was Vice President, Secretary and a Director of the Company.

None of the Company's officer, directors, promoters, their affiliates or associates have any preliminary or other plans, proposals, arrangements or understandings to acquire additional securities of the Company. In addition, none of the officers, directors, promoters or their affiliates or associates have had any preliminary contact or discussions with, and there are no present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of acquisition or merger.

EXECUTIVE COMPENSATION
----------------------

U.S. Cigar entered into agreements whereby Messrs. Vega and Kelly receive salaries of $150,000 and $120,000 respectively per year each in consideration of their services to our Company. These agreements terminated on December 1, 1998. The Company is currently developing a stock option program for key employees, consultants and advisers at yet to be determined prices, which will include Messrs. Vega and Kelly. To date, neither Mr. Vega nor Mr. Kelly has taken his full salary and both have waived their rights to any accrued salaries prior to September 30, 1998. The Company has no preliminary or other understandings with respect to employment agreements with any officer or director of the Company. In addition, the Company does not have any keyman life insurance policy on the lives of its officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
----------------------------------------------

On March 31, 1998, the Company issued 10,999,133 shares of stock at $0.001 per share in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933. On April 13, 1998, the Company purchased 6,049,524 shares from certain shareholders for $23,500.00, all of which shares were retired.

In April, 1998, the Company purchased Ambra Cigar, Inc. which was wholly-owned by Messrs. Kelly and Vega, in exchange for 6,050,000 shares of the Company. The purchase price for Ambra Cigars, Inc. was arrived at through arms-length negotiations.

John Kelly also loaned $23,500 to the Company on a demand basis at an annual interest rate of 15%. The note was repaid in September of 1998.

Until March 31, 1999, the Company's corporate facilities were located at 7440 S.W. 50th Terrace, Suite 107, Miami, Florida 33155, under a five (5) year lease from Lakeside Property Investors Group, Inc., a company owned by Messrs. Vega and Kelly, for $2,000 per month. The Company sublet a major portion of the facilities to Crystal Cascade Water Company, a company controlled by Juan A. Vega, Sr., until March, 1999. The Company has a receivable of $18,000 due from Crystal Cascade Water Company. In order to reduce costs, the Miami lease was cancelled and the operations moved to 98 Mill Plain Road, Danbury Connecticut. The Company sublets this space on a month-to-month basis from John J. Kelly at $1,250 per month.

DESCRIPTION OF SECURITIES
-------------------------

The Company has authority to issue 50,000,000 shares, $.001 par value, of which 20,000,000 are designated Preferred Stock and 30,000,000 shares are designated Common Stock. A total of 10,999,133 shares of Common Stock are currently outstanding and the number of holders of record of our Common Stock is approximately 1,320. A total of 50,000 shares of Series A Convertible Preferred Stock are outstanding and are held by Charles Trapp of Bridgewater, NJ.

COMMON STOCK

The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. The Common Stock currently outstanding is validly issued, fully paid and non-assessable. The Board of Directors may, from time to time, declare and our Company may pay dividends on its shares in cash, property or its own shares, except when our Company is insolvent subject to the provisions of the Florida Statutes. Our Company has paid no cash dividends on its Common Stock.

PREFERRED STOCK

Under the Articles of Incorporation, the Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each series, and to fix the designation, powers, including the voting rights, if any, preferences, and rights of the shares of each shares, and any qualifications, limitations, or restrictions thereof.

The Board of Directors authorized 350,000 shares of Series A Convertible Preferred Stock. Holders of Series A Convertible Preferred Stock are not entitled to receive any dividends and except as otherwise provided by law, have no voting rights. Each Share is convertible into shares of our Common Stock at $1.00 per share. The Series A Convertible Preferred Stock ranks prior to all other classes or series of equity securities of our Company, including Common Stock. Upon any liquidation, dissolution or winding-up of the Company, the Series A Holders shall be entitled to receive out of the assets of the Company, for each share of Series A Convertible Preferred Stock, an amount equal to the stated value before any distribution or payment is made to the holders of any junior securities.

WARRANTS

The Company has Warrants outstanding to purchase 166,666 shares of the common stock of the Company. The Warrants are exercisable for a period of two years from September 2, 1998 at an exercise price of $1.00 per share. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended, in the sale of the Warrants.


MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
-------------------------------------------------------------------------
     SHAREHOLDER MATTERS
     -------------------

NO PUBLIC MARKET

As of the date of this Form 10-SB, there is no established public trading market for our Common Stock. The Company is attempting to have an authorized market maker apply to have the shares listed for trading on the National Association of Securities Dealers OTC Bulletin Board, a stock exchange or internet listing service. In March 1999, the Company entered into an agreement with an agent to find a broker/dealer willing to make a market in the Company's common stock.

DIVIDEND POLICY

Our Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------

On March 31, 1998, the Company issued 10,999,133 shares of common stock at $0.001 per share in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933. On April 13, 1998, the Company purchased 6,049,524 of these shares from certain shareholders for $23,500.00, all of which shares were retired. On April 13, 1998, the Company issued 6,049,524 shares in a share for share exchange, all of which are restricted shares. On September 2, 1998, the Company issued the Warrants. The Warrants and the shares underlying the Warrants are unregistered.

As disclosed above, the Company was formerly known as Tungsten International, Inc. ("Tungsten"), and Tungsten had approximately 1300 shareholders prior to the time it acquired Ambra Cigar, Inc. Tungsten was formed by a predecessor corporation, which paid a dividend of shares of Tungsten to its shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
-----------------------------------------

The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers to the Company and its shareholders for monetary damages for breach of fiduciary duties as directors to the fullest extent permitted by Delaware law. By virtue of these provisions, and under current Delaware law, a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty, except liability for: (a) breach of his duty of loyalty to our Company or to its shareholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law; and (d) any transaction from which he or she receives and improper personal benefit. These provisions pertain only to breaches of duty by individuals solely in their capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws (such as Federal securities laws). As a result of these indemnifications provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it maybe possible to obtain injunctive or other equitable relief with respect to such actions.

The inclusion of these indemnifications provisions in our Bylaws may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing in lawsuits against directors for breach of the their duty of care, even though such an action, if successful, might otherwise benefit our Company or our shareholders.

The Company has entered into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers under Delaware law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to me best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, the indemnification agreements provide generally that the Company will, subject to certain exceptions, advance the expenses incurred by directors and officers a result of any proceeding against them as to which they may be entitled to indemnification. We believe these arrangements are necessary to attract and retain qualified persons as directors and officers.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

     (a)  Financial Statements

          1. Financial Statements as of and for the period ended June 30, 1997 (Audited)
          2. Financial Statements as and for the year ended June 30, 1998 (Audited)
          3. Financial Statements as of and for the nine months ended March 31, 1999 and 1998 (Unaudited)

     (b)  Exhibits

          3(i)*   Articles of Incorporation of International Cigar Holdings,
                  Inc.
          3(ii)*  Bylaws of International Cigar Holdings, Inc.
          10.1*   Agreement with Swisher International, Inc.
          10.2*   Agreement with the Suerdieck Group
          10.4    Finder's Fee Agreement, dated March 9, 1999, by and between
                  MAS Financial Corp. and the Company.
          21.*    List of Subsidiaries
          27.     Financial Data Schedule




---------
*Filed Previously

SIGNATURES:
-----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INTERNATIONAL CIGAR HOLDINGS, INC.


                                       By: /s/  John J. Kelly
                                           -------------------------------------
                                                John J. Kelly, President

Date: July 27, 1999

                         FINANCIAL STATEMENTS AND REPORT
                            OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

                       INTERNATIONAL CIGAR HOLDINGS, INC.
                                 AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997

                                 C O N T E N T S


                                                                          Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                          1


FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS                                            2

     CONSOLIDATED STATEMENTS OF OPERATIONS                                  3

     CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT                        4

     CONSOLIDATED STATEMENTS OF CASH FLOWS                                  5

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           6 - 13

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS


Board of Directors
International Cigar Holdings, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of International Cigar Holdings, Inc. and Subsidiary as of June 30, 1998 and 1997 and the related consolidated statements of operations, and cash flows for the year ended June 30, 1998 and for the period from October 23, 1996 (date of inception) through June 30, 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Cigar Holdings, Inc. and Subsidiary as of June 30, 1998 and 1997 and the consolidated results of its operations and its consolidated cash flows for the periods then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has experienced losses since inception and has a net deficiency in working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                       /s/ Grant Thornton LLP
                                       --------------------------
                                       GRANT THORNTON LLP

Miami, Florida
September 22, 1998

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS



                                     ASSETS
                                                                June 30,
                                                        -----------------------
                                                           1998          1997
                                                           ----          ----

Current assets
  Cash                                                  $  42,403      $ 41,710
  Accounts receivable, net of allowance
    for doubtful accounts of approximately
    $3,400 in 1998 and $-0- in 1997                         6,089           245
  Accounts receivable - related party                       9,232            --
  Due from shareholders                                        --        12,036
  Inventory                                                   128         2,196
  Income taxes receivable                                   1,299            --
  Other current assets                                      4,063            --
                                                        ---------      --------
      Total current assets                                 63,214        56,187

Office equipment, net                                       5,636         4,726

Other assets
  Deposits                                                  4,777         4,777
                                                        ---------      --------

      Total assets                                      $  73,627      $ 65,690
                                                        =========      ========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Accounts payable                                      $  79,497      $ 39,174
  Accounts payable - related party                        155,856        28,660
  Accrued expenses                                            515           631
  Income taxes payable                                      1,803         1,803
  Due to shareholders                                      52,810         9,081
  Current portion of capital lease
    obligation                                              2,049         1,765
                                                        ---------      --------
      Total current liabilities                           292,530        81,114

Capital lease obligations, net of
  current portion                                             326         3,406

Stockholders' deficit
  Common stock - par value .001, authorized
    30,000,000 shares issued and outstanding
    10,999,133 shares                                      10,999        10,999
  Convertible preferred stock - par value .0001,
    authorized 20,000,000 shares issued and
    outstanding 50,000 shares                                  50            --
  Preferred stock-subsidiary - no par value,
    authorized 10,000,000 shares issued and
    outstanding 550,000 shares at a stated
    value of -0-                                                1             1
  Additional paid-in-capital                               96,415            --
  Accumulated deficit                                    (326,694)      (29,830)
                                                        ---------      --------
      Total stockholders' deficit                        (219,229)      (18,830)
                                                        ---------      --------

      Total liabilities and stockholders'
        deficit                                         $  73,627      $ 65,690
                                                        =========      ========


The accompanying notes are an integral part of these statements.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

        FOR THE YEAR ENDED JUNE 30, 1998 AND PERIOD FROM OCTOBER 23, 1996
                    (DATE OF INCEPTION) THROUGH JUNE 30, 1997


                                                        1998            1997
                                                     ---------      -----------

Net sales                                            $ 617,696      $ 2,255,145

Cost of goods sold                                     578,294        1,972,168
                                                     ---------      -----------

      Gross profit                                      39,402          282,977
                                                     ---------      -----------

Operating expenses
  Selling                                               44,541           43,950
  General and administrative                           270,731          267,054
                                                     ---------      -----------

      Total operating expenses                         315,272          311,004
                                                     ---------      -----------

      Loss from operations                            (275,870)         (28,027)

Other income (expenses)
  Interest                                               1,207               --
  Merger costs                                         (23,500)              --
                                                     ---------      -----------

      Total other income (expenses)                    (22,293)              --

      Net loss  before (benefit from)
        provision for income taxes                    (298,163)         (28,027)

(Benefit from) provision for  income taxes              (1,299)           1,803
                                                     ---------      -----------

      Net loss                                       $(296,864)     $   (29,830)
                                                     =========      ===========

Per share data
      Loss per common share - basic                  $    (.03)     $        --
                                                     =========      ===========
      Loss per common share - diluted                $    (.03)     $        --
                                                     =========      ===========


The accompanying notes are an integral part of these statements.

                                    INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARIES

                                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                             FOR THE YEAR ENDED JUNE 30, 1998 AND PERIOD FROM OCTOBER 23, 1996
                                         (DATE OF INCEPTION) THROUGH JUNE 30, 1997


                            Preferred Stock               Common Stock
                       -------------------------   --------------------------
                                                                                 Additional
                        Number of                   Number of                      Paid-In      Accumulated
                          Shares        Amount        Shares         Amount        Capital        Deficit         Total
                       -----------   -----------   -----------    -----------    -----------    -----------    -----------
Balance at
  December 17, 1996             --            --            --    $        --    $        --    $        --    $        --

Issuance of
  common stock                  --            --    10,999,133         10,999             --             --         10,999

Issuance of
  preferred stock -
  by subsidiary            550,000             1            --             --             --             --              1

Net loss                        --            --            --             --             --        (29,830)       (29,830)
                       -----------   -----------   -----------    -----------    -----------    -----------    -----------

Balance at
  June 30, 1997            550,000             1    10,999,133         10,999             --        (29,830)       (18,830)

Purchase of
  treasury stock                --            --    (6,049,524)        (6,049)       (17,451)            --        (23,500)

Issuance of stock
  in acquisition of
  company                       --            --     6,049,524          6,049         17,451             --         23,500

Issuance of
  preferred stock -
  Series A                  50,000            50            --             --         49,950             --         50,000

Preferred stock
  subscribed                    --            --            --             --         (3,535)            --         (3,535)

Capital contribution            --            --            --             --         50,000             --         50,000

Net loss                        --            --            --             --             --       (296,864)      (273,364)
                       -----------   -----------   -----------    -----------    -----------    -----------    -----------

Balance at
  June 30, 1998            600,000   $        51    10,999,133    $    10,999    $    96,415    $  (326,694)   $  (219,229)
                       ===========   ===========   ===========    ===========    ===========    ===========    ===========



The accompanying notes are an integral part of this statement.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

        FOR THE YEAR ENDED JUNE 30, 1998 AND PERIOD FROM OCTOBER 23, 1996
                    (DATE OF INCEPTION) THROUGH JUNE 30, 1997

                                                            1998         1997
                                                         ---------    ---------
Cash flows from operating activities
  Net loss                                               $(296,864)   $ (29,830)
  Adjustments to reconcile net loss to net cash
    Depreciation                                             1,705        1,182
    Provision for uncollectible accounts                     3,455           --
    (Increase) decrease in operating assets
      Accounts receivable                                   (9,299)        (245)
      Accounts receivable - related party                   (9,232)          --
      Inventory                                              2,068       (2,196)
      Income taxes receivable                               (1,299)          --
    Increase (decrease) in operating liabilities
      Accounts payable                                      40,322       39,174
      Accounts payable - related party                     127,196       28,660
      Accrued expenses                                        (116)         631
      Income taxes payable                                      --        1,803
                                                         ---------    ---------
        Nets cash (used in) provided by operating
          activities                                      (142,064)      39,179
                                                         ---------    ---------

Cash flows from investing activities
  Due from shareholders                                     12,036      (12,036)
  Deposits                                                      --       (4,777)
  Purchase of securities                                    (4,063)          --
  Purchase of office equipment                              (2,615)      (5,908)
                                                         ---------    ---------
        Net cash provided by (used in) investing
          activities                                         5,358      (22,721)

Cash flows from financing activities
  Due to shareholders                                       43,729        9,081
  Borrowings under capital lease obligation                     --        5,590
  Principal payments under capital lease obligation         (2,796)        (419)
  Proceeds from issuance of common stock                        --       10,999
  Capital contribution                                      50,000           --
  Proceeds from issuance of preferred stock                 46,466            1
                                                         ---------    ---------
        Net cash flows provided by financing
          activities                                       137,399       25,252
                                                         ---------    ---------

Increase in cash                                               693       41,710

Cash and cash equivalents, beginning of year                41,710           --
                                                         ---------    ---------

Cash and cash equivalents, end of year                   $  42,403    $  41,710
                                                         =========    =========



The accompanying notes are an integral part of these statements.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1998 AND 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Nature of Operations
       --------------------

       International  Cigar  Holdings,  Inc.  and  its  Subsidiary,  U.S.  Cigar
       Distributors,   Inc.  (the   "Company")  are  engaged  in  the  wholesale
       distribution of cigars and the sale of tobacco leaf.

       Principles of Consolidation
       ---------------------------

       The accompanying consolidated financial statements include the accounts of International Cigar Holdings, Inc., and its Subsidiary, U.S. Cigar Distributors, Inc. All material intercompany transactions and balances have been eliminated in the consolidation. The 1997 financial statements include the combined assets and operations of the two companies. On April 29, 1998, International Cigar Holdings, Inc. acquired the common stock of U.S. Cigar Distributors, Inc. by an exchange of 63,050,000 shares of common stock of U.S. Cigar Distributors, Inc. for 6,049,524 shares of common stock of International Cigar Holdings, Inc. creating a reverse merger in which former shareholders of U.S. Cigar Distributors Inc. became the principal shareholders of International Cigar Holdings Inc. This transaction has been accounted for as a pooling of interests. Accordingly, the consolidated financial statements for both years include the accounts and operations of both companies.

       Inventory
       ---------

       Inventory, which consist of finished cigars, is stated the lower of cost or market, determined on a first-in, first-out method.

       Office Equipment
       ----------------

       Office equipment is recorded at cost and depreciated using the straight line method over a useful life of 5 years. Maintenance and repairs are charged to expense as incurred.

       Income Taxes
       ------------

       The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences for temporary differences by applying enacted statutory tax rates applicable to future years to differences between tax basis and financial reporting basis of assets and liabilities.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

       Loss Per Share
       --------------

       The Company adopted Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share " in 1997. FAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement.

       Basic net earnings per share equals net earnings divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share includes dilutive common stock equivalents in the weighted average shares outstanding. The reconciliation between the computations is as follows:

                                               Basic      Diluted      Diluted
                  Net Loss      Basic Shares    EPS       Shares         EPS
                  --------      ------------   -----      -------      -------

         1998    $(296,864)     10,999,133    $ (.03)   10,999,133     $ (.03)
         1997    $ (29,830)     10,999,133    $   --    10,999,133     $   --

       Estimates
       ---------

       In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE B - REALIZATION OF ASSETS

       The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the company as a going concern. However, the company has sustained substantial losses from operations since inception, and has a net deficiency in working capital of approximately $230,000 at June 30, 1998.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE B - REALIZATION OF ASSETS - Continued

       In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the success of future operations of the Company and the continued funding of cash needs by shareholders. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the company be unable to continue in existence.

       Management intends to change the Company's focus from solely the sale of hand-made cigars and raw tobacco to include the production and sale of machine-made cigars. The shareholders intend to continue to fund the Company as required.


NOTE C - OFFICE EQUIPMENT


       Office equipment at June 30, 1998 and 1997, consist of the following:

                                                    1998         1997
                                                   ------       ------

          Telephone equipment                      $6,041       $5,908

          Computer equipment                        2,482           --
                                                   ------       ------
                                                    8,523        5,908

          Less:  accumulated
            depreciation                            2,887        1,182
                                                   ------       ------

                                                   $5,636       $4,726
                                                   ======       ======

       Depreciation expense was $1,705 for 1998 and $1,182 for 1997 and is included in operating expenses in the financial statements.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE D - CAPITAL LEASE OBLIGATIONS

       The Company leases telephone equipment for its operations. For financial reporting purposes, minimum lease rentals relating to this equipment have been capitalized. The following is a schedule of leased equipment under capital leases as of June 30, 1998 and 1997:

                                                   1998          1997
                                                  ------        ------

          Office equipment                        $6,041        $5,908
          Less:  accumulated
            depreciation                           2,390         1,182
                                                  ------        ------

                                                  $3,651        $4,726
                                                  ======        ======

       Obligations under capital leases consist of the following at June 30, 1998 and 1997:


                                                   1998          1997
                                                  ------        ------
          Lease   contract   payable  in
          monthly  installments  of $209
          including     principal    and
          interest,  maturing  at  April
          2000 and bearing interest at a
          rate of 15%                             $2,375        $5,171

          Less:  current portion                   2,049         1,765
                                                  ------        ------

                                                  $  326        $3,406
                                                  ======        ======

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE D - CAPITAL LEASE OBLIGATIONS - Continued

       The following is a schedule of future minimum lease payments under this capital lease, together with the obligation under the capital lease (present value of minimum lease payments) as of June 30, 1998:

          Year Ending June 30,                                  Amount
          --------------------                                  ------

                1999                                            $2,514
                2000                                             2,095
                                                                ------
                                                                 4,609

          Less:  amount representing interest                    2,234
                                                                ------

          Present value of obligation under
            capital lease                                       $2,375
                                                                ======

       Depreciation of leased property under capital leases was $1,208 in 1998 and $1,182 in 1997, and interest expense on the outstanding obligation under such leases was $749 in 1998 and $150 in 1997.

NOTE E - CONCENTRATION RISK

       The Company purchased approximately 100% of its cigars from one vendor, who is a minority shareholder, and approximately 100% of its tobacco leaf from one vendor, who is a related party, during 1998 and 1997. Management believes that in the event of a change in the relationships with these vendors, other vendors with comparable merchandise are readily available at competitive prices.

       Two customers accounted for 80% and 11% of the Company's total sales during the year ended June 30, 1998. Three customers accounted for 41%, 39% and 20% of the Company's total sales during the period ended June 30, 1997.

NOTE F - INCOME TAXES

       For the year ended June 30, 1997, the Company had taxable income of approximately $8,700. As of June 30, 1998, the Company has a federal net operating loss carryforward of $268,246 and state net operating carryforward of $276,908. These net operating losses will expire beginning in year 2012.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE F - INCOME TAXES - Continued

       The following represents the significant deferred tax assets at June 30, 1998 and June 30, 1997:

                                                     1998        1997
                                                   -------      ------
          Accumulated amortization of
            organization costs                     $ 3,763      $5,018
          Allowance for doubtful accounts              680          --
          Depreciation                                (201)         --
                                                   -------      ------
                                                     4,242       5,018

          Less:  valuation allowance                 4,242       5,018
                                                   -------      ------

          Net deferred tax asset                   $    --      $   --
                                                   =======      ======

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At June 30, 1998 and 1997, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not." Accordingly, there is no net deferred tax asset included in the accompanying consolidated balance sheets at June 30, 1998 and 1997, respectively.

NOTE G - RELATED PARTY TRANSACTIONS

       In  1997,  the  Company  made   non-interest   bearing  advances  to  the
       shareholders. The amounts are due on demand. The outstanding balance on June 30, 1997 was $12,036.

       As  of  June  30,  1998  and  1997,  the  Company  had  borrowings   from
       shareholders in amounts of $52,810 and $9,081, respectively. The advances are unsecured and non-interest bearing.

       At June 30, 1998 and 1997, the Company had accounts receivable from related party in the amount of $9,232 and $-0-, respectively.

       At June 30, 1998 and 1997, the Company had accounts payable to related party (minority shareholder in subsidiary) in the amount of $155,856 and $28,660, respectively.

       During the year ended June 30, 1998 and period ending June 30, 1997, the Company purchased approximately $384,000 and $410,000, respectively, of cigars from a minority shareholder (see Note E).

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE G - RELATED PARTY TRANSACTIONS - Continued

       During the year ended June 30, 1998 and period ending June 30, 1997, the Company purchased approximately $115,000 and $1,600,000, respectively, of tobacco leaf from a related party (see Note E).

       The Company leases its warehouse and office from an entity owned by the majority shareholders (see Note H).

NOTE H - COMMITMENTS AND CONTINGENCIES

       The Company occupies its warehouse and office under a long-term operating lease with majority shareholders for a term of 5-years for $2,000/month. In addition, the Company is obligated to pay real estate taxes, insurance and other costs in connection with the property. Rent expense for the year ended June 30, 1998 and period ending June 30, 1997 was $24,000 and $10,000, respectively.


       The total minimum obligations under operating leases at June 30, 1998 are approximately as follows:

                   Year                         Amount
                   ----                        --------

                   1999                        $ 24,000
                   2000                          24,000
                   2001                          24,000
                   2002                          14,000
                                               --------

                                               $ 86,000
                                               ========

NOTE I - STOCK

       Series A Convertible Preferred Stock - International Cigar Holdings, Inc.
       -------------------------------------------------------------------------

       International Cigar Holdings authorized 20,000,000 shares of Series A Convertible Preferred Stock, par value $.001 and issued 50,000 shares. Holders of the Series A Convertible Preferred Stock are not entitled to receive any dividends. The Series A Convertible Preferred Stock has no voting rights. Each share is convertible to one share of Common Stock at $1.50 per share and has a liquidation preference over all other outstanding preferred and common stock. In the event of liquidation of the Company, the Series A Convertible Preferred Stock holders are entitled to receive a priority distribution for each share equal to the stated value before any distribution or payment is made to the holders of any junior securities.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY

                             JUNE 30, 1998 AND 1997



NOTE I - STOCK - Continued

       Series A Preferred Stock - U.S. Cigar Distributors, Inc.
       --------------------------------------------------------

       U.S. Cigar Distributors, Inc. authorized 10,000,000 shares of Series A Preferred Stock, no par value and issued 550,000 shares at a stated value of $5.00. Holders of the Series A Preferred Stock have the same dividend rights and voting rights as holders of Common Stock. Each share is convertible to one share of Common Stock for a period of three years from the date U.S. Cigar Distributors, Inc. is publicly listed. and has no liquidation preference. The preferred stock was recorded at the value of the exclusive distribution rights of the holder's product at June 30, 1998 and 1997 of $1.00.

       Common Stock
       ------------

       The Company has authorized 30,000,000 shares of Common Stock, par value $.001 per share and issued and outstanding 10,999,133 shares at June 30, 1998 and 1997. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the Company's shareholders. In addition, the subsidiary had 7,000,000 shares of common stock issued and outstanding prior to the reverse merger.

       During 1998, the principal shareholders contributed $50,000 as a capital contribution.


NOTE J - SUBSEQUENT EVENT

       On September 2, 1998, the Company borrowed $300,000 from an individual bearing interest at 6% due 90 days after issuance. The Company has non-binding agreements for the infusion of $700,000 in capital, contingent upon the stock being actively traded at agreed-upon price levels. The $300,000 loan may also be converted to equity. This note is personally guaranteed by the two principal shareholders.

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY
       UNAUDITED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 1999 AND 1998
       ------------------------------------------------------------------


                                                        MARCH 31,     MARCH 31,
                                                           1999          1998
                                                        ---------     ---------

CURRENT ASSETS
  Cash                                                  $  55,915     $   9,174
  Accounts Receivable, net of allowance for
    doubtful accounts of approximately $14,840
    in 1999 and -0- in 1998                                    --        10,538
  Other Accounts Receivable                                    --           138
  Due from Shareholders                                        --         5,786
  Investments                                               1,394            --
  Inventory                                                    --        68,955
  Income Taxes Receivable                                     228            --
                                                        ---------     ---------

TOTAL CURRENT ASSETS                                       57,537        94,591

OFFICE EQUIPMENT, NET                                       4,766         7,342

OTHER ASSETS
  Deposits                                                     --         4,777
                                                        ---------     ---------

TOTAL ASSETS                                            $  62,303     $ 106,710
                                                        =========     =========

CURRENT LIABILITIES
  Accounts Payable                                      $  55,148     $  63,494
  Accounts Payable-related party                          146,936       146,936
  Accrued Expenses                                             --            --
  Due to Shareholder                                           --         9,081
  Income Tax Payable                                          504         1,575
  Current portion of Notes Payable
    and Accrued Interest                                  340,550            --
  Current portion of Capital Lease Obligation                  --         3,044
                                                        ---------     ---------
  Total Current Liabilities                               543,138       224,130

LONG TERM LIABILITIES
  Capital Lease Obligation, net of current
    portion                                                    --            --
  Notes Payable and Accrued Interest                           --            --
                                                        ---------     ---------
  Total Long Term Liabilities                                  --            --

TOTAL LIABILITIES                                         543,138       224,130
                                                        =========     =========

STOCKHOLDER'S DEFICIT
  Common Stock                                             10,999        10,999
  Convertible Preferred Stock                                  50            --
  Preferred Stock-Subsidiary                                    1             1
  Additional Paid In Capital                               96,415        50,000
  Accumulated Deficit                                    (326,694)      (29,830)
  Net Income (Loss)                                      (261,606)     (148,590)
  TOTAL STOCKHOLDERS' DEFICIT                            (480,835)     (117,420)
                                                        =========     =========

  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT           $  62,303     $ 106,710
                                                        =========     =========

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY
                 Unaudited Consolidated Statement of Operations
                For the Nine Months Ended March 31, 1999 and 1998



                                                      MARCH, 1999    MARCH, 1998
                                                      -----------    -----------


Net Sales                                              $   5,880      $ 615,043

Cost of Goods Sold                                         6,635        509,340
                                                       ---------      ---------

  Gross Profit                                              (755)       105,702

Operating Expenses
  Selling                                                 22,520         25,600
  General and administrative                             239,330        229,868
                                                       ---------      ---------

  Total operating expenses                               261,850        255,468

Other Income--Interest                                       999          1,176
                                                       ---------      ---------

    Net Loss before (benefit from)
      provision for income taxes                        (261,606)      (148,590)

(Benefit from) provision for income taxes                     --             --
                                                       ---------      ---------

  Net Loss                                              (261,606)      (148,590)

  Shareholder Deficit At June 30, 1998                  (326,694)            --

  Shareholder Deficit At June 30, 1997                        --        (29,830)
                                                       ---------      ---------

Accumulated Deficit at March 31                        $(588,300)     $(178,420)
                                                       ---------      ---------

Per share loss for the nine month period

  Loss per common share-basis                          $   (0.02)     $   (0.01)
                                                       ---------      ---------

  Loss per common share-diluted                        $   (0.02)     $   (0.01)
                                                       ---------      ---------

                INTERNATIONAL CIGAR HOLDINGS, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
            For the nine month periods ended March 31, 1999 and 1988



                                                        MARCH, 1999  MARCH, 1998
                                                        -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net Loss                                               $(261,606)   $(148,590)

  Adjustments to reconcile net (loss) earnings to
    net cash
    Depreciation                                             4,300           --
    Provision for uncollectible accounts                    14,840           --
    (Increase) decrease in operating assets
      Accounts receivable                                      481      (10,293)
      Accounts receivable-related parties                       --
      Inventory                                                128      (66,759)
      Other Current Assets
      Income taxes receivable                                1,071           --
    Increase (decrease) in operating liabilities
      Accounts payable                                     (24,351)      24,181
      Accounts payable-related parties                      31,630      118,276
      Accrued expenses                                        (515)        (631)
      Income taxes payable                                  (1,299)        (228)
                                                         ---------    ---------
        Net cash used in operating activities             (235,321)     (84,043)

CASH FLOWS FROM INVESTING ACTIVITIES
    Due from shareholders                                                 6,250
    Deposits                                                 4,777           --
    Investments                                              2,670           --
    Purchase of office equipment                            (3,429)      (2,616)
                                                         ---------    ---------
        Net cash provided by investing activities            4,018        3,634

CASH FLOWS FROM FINANCING ACTIVITIES
    Due to shareholders                                    (52,810)
    Principal payments under capital lease program          (2,375)      (2,127)
    Proceeds from issuance of common stock                               50,000
    Proceeds from issuance of convertible note             300,000           --
                                                         ---------    ---------
        Net cash provided by financing activities          244,815       47,873

Increase (decrease) in cash                                 13,512      (32,536)

Cash and cash equivalents beginning of period               42,403       41,710

Cash and cash equivalents, end of period                 $  55,915    $   9,174


The accompanying notes are an integral part of these interim unaudited financial statements.

                International Cigar Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1999 AND 1998

1) The consolidated balance sheets as of March 31, 1999 and 1998 and the related statements of operations and cash flows for the six months ended March 31, 1999 and 1998 of International Cigar Holdings, Inc. and its subsidiary have been prepared by the Company without audit. In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the unaudited interim periods have been reflected herein.

2) The results of operations for the nine months ended March 31, 1999 are not necessarily indicative of the results for the entire year.

3)   PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of International Cigar Holdings, Inc., and its Subsidiary, U.S. Cigar Distributors, Inc. All material intercompany transactions and balances have been eliminated in the consolidation. The 1997 financial statements include the combined assets and operations of the two companies. On April 29, 1998, International Cigar Holdings, Inc. acquired the common stock of U.S. Cigar Distributors, Inc. by an exchange of 63,050,000 shares of common stock of U.S. Cigar Distributors, Inc. for 6,049,524 shares of common stock of International Cigar Holdings, Inc. creating a reverse merger in which former shareholders of U.S. Cigar Distributors Inc. became the principal shareholders of International Cigar Holdings Inc. This transaction has been accounted for as a pooling of interests. Accordingly, the consolidated financial statements for both years included the accounts and operations of both companies.

4)   INVENTORY

     Inventory, which consist of finished cigars and raw tobacco leaf, is stated the lower of cost or market, determined on a first-in, first-out method.

5)   OFFICE EQUIPMENT

     Office   equipment   is  recorded  at  cost  and   depreciated   using  the
     straight-line method over a useful life of 5 years. Maintenance and repairs are charged to expense as incurred.

6)   INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences for temporary differences by applying enacted statutory tax rates applicable to future years to differences between tax basis and financial reporting basis of assets and liabilities.

     At March 31, 1999 and 1998 , the Company had no deferred tax benefit related to its net operating loss as the Company's ability to realize these benefits is not "more likely than not" as defined by FASB Statement No. 109 "Accounting for Income Taxes"

7)   ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

8)   DEBT

     On September 2, 1998, the Company borrowed $300,000 from an individual bearing interest at 6% due 90 days after issuance. The Company defaulted on the agreement in December 1998 and, as per the agreement, the $300,000 note became a demand note for $330,000. In the Nine Month Statement of Operations, the $30,000 was reflected as an expense against operations. The loan as originally entered into was personally guaranteed by two principal shareholders (Messrs. Kelly and Vega). Although in default at December 31, 1998, the Company and the two principal shareholders obtained an additional extension of the terms of the loan in February 1999 from Mercator Management Group, Inc. A key element of the debt extension called for full payment in April 1999 by either the Company or the guarantors. On March 15, 1999, John Kelly purchased half the note from Mercator for $169,875, which included interest of $4,875, and received a release on the guarantee as well as the joint and several liability provisions thereunder. Mr. Vega remains a guarantor on the balance of the note. The entire debt ($330,000.00) plus accrued interest ($10,550.00) is recorded as a current liability as the terms of the original agreement have not been changed.

9)   NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statements of Financial Standards Nos. 130 ("SFAS 130"), Reporting Comprehensive Income" and 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 prescribes standards for reporting comprehensive income and its components. SFAS 131 establishes guidance as to the required disclosure for reporting segment information. The Company has adopted these standards, which have no impact on the Company.

10)  DUE TO AND FROM SHAREHOLDERS

     At December 31, 1998 the Company had a Note Receivable from Juan A. Vega in the amount of $20,000. The note carried interest at 8%. The note and interest was paid in March 1999. In Accounts Receivable there is an amount due from Crystal Cascade Water, Inc. which rents a major portion of the Company's warehouse. At March 31, 1999 and 1998 this receivable was $18,166 and $7,663 respectively. There is a disagreement between a major shareholder, Crystal Cascade Water (which the shareholder owns) and the Company. The Company has reserved the entire Account Receivable amount at March 31, 1999 and is reviewing its options in recovering monies due.

     The Company rented an office/warehouse from an entity owned by Juan Vega and John Kelly through March 1999. The monthly rent was $2,130.00 plus taxes and common fees. This lease has been cancelled since the facility was sold by the entity controlled by Messrs. Vega and Kelly. In the interim, the Company has moved the administrative operations to Danbury, CT where it has a month to month sublease on offices leased by John Kelly. The monthly rent is $1,250.00.




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